UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCOVERY BANCORP
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
25470B 103
(CUSIP Number)
Matthew C. Boba, Esq.
Executive Vice President and
General Counsel
Howe Barnes Hoefer & Arnett, Inc.
222 South Riverside Plaza
7th Floor
Chicago, Illinois 60606-5808
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25470B 103

1	NAMES OF REPORTING PERSONS: Hoefer & Arnett Capital Management, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 94-3146402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	25470B 103

1	NAMES OF REPORTING PERSONS: Howe Barnes Hoefer & Arnett, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-2643382

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,073

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,073

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,073

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

Item 1.
          This statement relates to Discovery Bancorp (the “Issuer”). The address of the Issuer’s principal executive offices is 338 Via Vera Cruz, San Marcos, CA 92078.
Item 2.
          This statement is being filed by Hoefer & Arnett Capital Management, Inc., a California corporation, which effective July 31, 2006, became a wholly-owned subsidiary of Howe Barnes Hoefer & Arnett, Inc., a registered broker-dealer pursuant to a Merger Agreement dated April 21, 2006 (the “Merger Agreement”). The principal address of Hoefer & Arnett Capital Management, Inc. is 555 Market Street, 18th Floor, San Francisco, California 94105. The principal address of Howe Barnes Hoefer & Arnett, Inc. is 222 South Riverside Plaza, 7th Floor, Chicago, Illinois 60606-5808.
          This statement relates to the Common Stock of the Issuer, Cusip No. 25470B 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 25470B 103	Page 2

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount Beneficially Owned: 9,273.

(b)	Percent of Class: Less than 1%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 4,072.

(ii)	shared power to vote or to direct the vote: 5,200.

(iii)	sole power to dispose or to direct the disposition of: 4,073.

(iv)	shared power to dispose or direct the disposition of: 5,200.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.
As a result of the business combination resulting from the Merger Agreement, the members of the group which required the filing of this form 13G by Hoefer & Arnett Capital Management, Inc. has been dissolved.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No. 25470B 103	Page 3

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
See item 2 above.

Item 8.	Identification and Classification of Member of the Group.
Hoefer & Arnett Capital Management, Inc. is a wholly-owned subsidiary of Howe Barnes Hoefer & Arnett, Inc.

Item 9.	Notice of Dissolution of Group
As a result of the business combination resulting from the Merger Agreement, Green Street Capital Management LLC, Green Street Regional Financial Fund LP and Kevin Daly are no longer affiliated with Howe Barnes Hoefer & Arnett, Inc., the parent company of Hoefer & Arnett Capital Management, Inc. Philip Economopoulos and Bob L. Arnett are now stockholders, 2.9% and 2.4%, respectively, of Howe Barnes Hoefer & Arnett, Inc.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25470B 103	Page 4

          Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Howe Barnes Hoefer & Arnett, Inc.
By:	/s/ Daniel E. Coughlin
Daniel E. Coughlin
President and CEO

Hoefer & Arnett Capital Management, Inc.
By:	/s/ Philip Economopoulos
Philip Economopoulos
President

Dated: February 7, 2007